Room 4561

June 17, 2008

Gary Koren
Chairman, Chief Executive Officer and President
SecureLogic Corp.
43 Hamelacha Street
Netanya 42505, Israel

> **Re: SecureLogic Corp.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed June 2, 2008**
> **File No. 0-28099**

Dear Mr. Koren:

We have reviewed your letter dated June 11, 2008 and have the following comments.

General

1.   We note your response to comment one of our letter dated June 10, 2008. Please expand your disclosure to include a separately captioned section that discusses the pro forma adjustments required for your balance sheet and income statement as a result of the actions contemplated by the settlement agreement, as well as a discussion of what the company's balance sheet and income statement would look like after such adjustments. Please also provide SecureLogic Corp.'s financial information pursuant to Item 14(c)(1) of Schedule 14A. See Interpretation H.6 of the Third Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations, dated July 2000.

*   *   *   *

As appropriate, please amend your filing and respond to our comment within 10 business days. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

You may contact Matt Crispino at (202) 551-3456 or Jay Ingram at (202) 551-3397 if you have questions. If you require further assistance, please contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (302) 656-8865
         Benjamin Strauss, Esq.
         Pepper Hamilton, LLP
         Telephone: (302) 777-6564